MAX O. VALDES

EXECUTIVE VICE PRESIDENT

CHIEF FINANCIAL OFFICER

January 8, 2013

VIA EDGAR AND FEDEX

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street N.E.

Washington, D.C. 20549

Re:	First American Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
File No. 001-34580

Dear Mr. Rosenberg:

Thank you for the comments contained in your letter dated November 28, 2012 regarding the filing referenced above. This letter responds to your comments.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have copied your follow-up comments below in bold type, followed by the Company’s response:

1.	Please tell us about your guaranteed valuation product that is offered in Canada and provide us the facts and circumstances as well as quantitative information regarding the $45.3 million reserve strengthening adjustment made in the first quarter of 2011 related to this product. In your response, tell us the amount of the loss reserve at December 31, 2010 for this product and what happened in the first quarter of 2011 to cause you to reassess that loss reserve, discussing at a minimum whether there was an increase in loss frequency separate from severity.

RESPONSE: The product offered in Canada insures mortgage lenders against losses suffered as a result of actual property values as of the loan origination date being less than the estimates on which mortgage loans were based. An automated system assesses the property value estimate on the mortgage application, along with other underwriting criteria, to determine whether the loan qualifies for coverage. The claims process uses retrospective appraisals to determine actual values as of the loan origination date, for comparison to the original estimate. Losses from subsequent real estate price declines are not covered.

The product was introduced in 2003 and has a relatively long claims reporting lag of several years from issuance on average. The first claim was reported in the fourth quarter of 2006, 3 years after the product was introduced. As of December 31, 2007, there were 8 claims totaling less than C$700,000 on over 700,000 written exposures since the product’s introduction. At that point, the product’s actual claims experience appeared to be demonstrating a low claims frequency.

1 First American Way, Santa Ana, California 92707

TOLL FREE 800.854.3643 ▼ DIRECT 714.250.3377

mvaldes@firstam.com ▼ www.firstam.com ▼ NYSE: FAF

U.S. Securities Exchange Commission

January 8, 2013 - Page 2

At December 31, 2010, the IBNR indication underlying the Company’s claim reserves for the product equaled $[FAF CTR1]*. Case reserves were $[FAF CTR2]*, for indicated total reserves of $[FAF CTR3]*.

A total of [FAF CTR4]* claims were opened during calendar year 2010. Then, in the first quarter of 2011, [FAF CTR5]* claims were opened, which annualizes to a rate of [FAF CTR6]* per year, representing a noteworthy increase in observed claims frequency. Also, at year-end 2010 there was limited visibility into the claim frequencies of policy years 2007-2009 as a result of the long claims lag. Starting in early 2011 (more specifically, in late February through April), policy years 2007-2009 showed evidence of higher claim frequencies than prior policy years.

Claims severity has been relatively stable, at about C$[FAF CTR7]* per claim on average. The increase in the annual claims frequency observed during the first quarter of 2011 corresponded to an annual cost increase of potentially over $[FAF CTR8]* per year, and the Company promptly took action in response to the observed claims frequency increase.

After the reserve adjustment, the IBNR indication underlying the Company’s claim reserves for the product at March 31, 2011 equaled $[FAF CTR9]*. Case reserves were $[FAF CTR10]*, for indicated total reserves of $[FAF CTR11]*. In the following quarter (Q2 2011) [FAF CTR12]* claims were opened, similar to the first quarter result. For 2011 in total, [FAF CTR13]* claims were opened.

2.	Please provide us proposed revised disclosure to be provided in future periodic reports that discloses the amount of statutory capital and surplus necessary to satisfy regulatory requirements as stipulated in ASC 944-505-50-1b. In addition, please tell us why the disclosures in ASC 944-505-50-2 through 50-6 are not required or provide us proposed revised disclosure to be included in future periodic reports that provides this information.

RESPONSE: ASC 944-505-50-1b requires insurance entities to disclose “the amount of statutory capital and surplus necessary to satisfy regulatory requirements (based on the entity’s current operations) if significant in relation to the entity’s statutory capital and surplus.” At December 31, 2011, the Company’s principal title insurance subsidiary, First American Title Insurance Company (“FATICO”), maintained statutory surplus of $817.6 million, while the minimum statutory surplus required to be maintained by California law, the state in which FATICO is domiciled, was $500,000. The Company believes that the minimum statutory surplus required was not significant in relation to FATICO’s statutory surplus at December 31, 2011; therefore, the Company did not disclose the amount of statutory surplus required. However, the Company did disclose the minimum statutory surplus required to be maintained by California law in risk factor number 12 on page 17 of the December 31, 2011 Form 10-K. Notwithstanding, the Company proposes including the following in Note 2 in future periodic reports: “FATICO was in compliance with the minimum statutory surplus requirements as of December 31, 20XX.” Please refer to the proposed revised disclosure below.

Statutory-basis financial statements for FATICO are prepared in accordance with accounting practices prescribed or permitted by the California Insurance Department. The National Association of Insurance Commissioners’ (“NAIC”) Accounting Practices and Procedures Manual (“NAIC SAP”) has been adopted as a component of prescribed or permitted practices by the state of California. The state of California has adopted certain prescribed accounting practices applicable to the Company that differ from those found in NAIC SAP. Specifically, 1) the timing of amounts released from the statutory premium reserve under California’s required practice differs from NAIC SAP and 2) the amount of title plant assets admitted under California’s required practice differs from NAIC SAP. At December 31, 2011, no permitted statutory accounting practices that differed from either state-prescribed statutory accounting practices or NAIC statutory accounting practices were used by FATICO.

The Company proposes including disclosure in future filings similar to the revised disclosure below (additional language emphasized), to the extent applicable in such future filings.

*	CONFIDENTIAL TREATMENT REQUESTED BY FIRST AMERICAN FINANCIAL CORPORATION.

U.S. Securities Exchange Commission

January 8, 2013 - Page 3

NOTE 2. Statutory Restrictions on Investments and Stockholders’ Equity:

Investments carried at $152.5 million and $137.9 million were on deposit with state treasurers in accordance with statutory requirements for the protection of policyholders at December 31, 2011 and 2010, respectively.

Pursuant to insurance and other regulations under which the Company’s insurance subsidiaries operate, the amount of dividends, loans and advances available to the Company is limited, principally for the protection of policyholders. Under such regulations, the maximum amount of dividends, loans and advances available to the Company from its insurance subsidiaries in 2012 is $181.1 million.

The Company’s principal title insurance subsidiary, First American Title Insurance Company (“FATICO”), maintained statutory surplus of $817.6 million and $846.8 million as of December 31, 2011 and 2010, respectively. Statutory net income for the years ended December 31, 2011, 2010 and 2009 was $80.2 million, $42.9 million and $190.2 million, respectively. FATICO was in compliance with the minimum statutory surplus requirements as of December 31, 2011.

FATICO is domiciled in California and its statutory-basis financial statements are prepared in accordance with accounting practices prescribed or permitted by the California Insurance Department. The National Association of Insurance Commissioners’ (“NAIC”) Accounting Practices and Procedures Manual (“NAIC SAP”) has been adopted as a component of prescribed or permitted practices by the state of California. The state of California has adopted certain prescribed accounting practices applicable to the Company that differ from those found in NAIC SAP. Specifically, 1) the timing of amounts released from the statutory premium reserve under California’s required practice differs from NAIC SAP resulting in statutory surplus that was lower by approximately $[            ] million and approximately $[            ] million at December 31, 2011 and 2010, respectively, than if reported in accordance with NAIC SAP and 2) the amount of title plant assets admitted under California’s required practice differs from NAIC SAP resulting in statutory surplus that was lower by approximately $[            ] million and approximately $[            ] million at December 31, 2011 and 2010, respectively, than if reported in accordance with NAIC SAP.

Statutory accounting principles differ in some respects from generally accepted accounting principles, and these differences include, but are not limited to non-admission of certain assets (principally limitations on deferred tax assets, capitalized furniture and other equipment, premiums and other receivables 90 days past due, assets acquired in connection with claim settlements other than real estate or mortgage loans secured by real estate and limitations on goodwill), reporting of bonds at amortized cost, deferral of premiums received as statutory premium reserve and supplemental reserve (if applicable) and exclusion of incurred but not reported claims reserve.

Please feel free to contact me with any further questions or comments.

Sincerely,

/s/ Max O. Valdes
Max O. Valdes
Executive Vice President, Chief Financial Officer

cc:	Sasha Parikh, Staff Accountant
Mark Brunhofer, Senior Staff Accountant
Brian Lane, Gibson Dunn & Crutcher LLP (via Email)